January 27, 2012

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Strategic Asset Allocations, Inc. (the “Registrant”) (File Nos. 33-79482; 811-08532)

Dear Mr. Hallock:

Please find below our responses to your comments that we discussed on December 19, 2011 and January 9, 2012, regarding Post-Effective Amendment No. 31, filed on November 1, 2011, to the Registrant’s registration statement.  For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Explain the difference in the unified management fee for Institutional Class shares.

Response:  As noted in the “Fees and Expenses” table of the prospectus, the unified management fee for Global Allocation is 1.36% for the Investor, A, C and R Classes and 1.16% for the Institutional Class.  The “Multiple Class Information” section on page 26 of the prospectus explains the difference in the Institutional Class’s unified management fee as follows:

The fund offers multiple classes of shares. The classes have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class. The Institutional Class is made available to institutional shareholders or through financial intermediaries whose clients do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. As a result, the advisor

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	americancentury.com

Mr. Howie Hallock
January 27, 2012

    is able to charge this class a lower unified management fee. Different fees and expenses will affect performance.

This language has been reviewed by the staff on numerous occasions and has been revised at least twice based upon the staff’s previous comments to American Century Quantitative Equity Funds, Inc. (September 2009) and the Registrant (September 2004).

Additionally, American Century’s multiple class structure and its compliance with Rule 18f-3 were explained in detail in a letter dated February 11, 1997 from Charles Etherington to Richard Pfordte.  As noted in the letter, American Century received an opinion from outside legal counsel and a private letter ruling from the Internal Revenue Service at the time the multiple class plan was adopted.

2.	Comment: To the extent Global Allocation invests in other American Century mutual funds, confirm which class of shares it will purchase.

Response:  Global Allocation intends to invest in Institutional Class shares of underlying American Century funds.  In the event an underlying American Century fund does not offer Institutional Class shares, Global Allocation would invest in the least expensive class of shares offered by such underlying fund.

3.	Comment: Under the heading “The Investment Advisor” on page 9 of the prospectus, provide an expanded explanation of the fund’s fee waiver.

Response:  We have included additional disclosure regarding the fund’s fee waivers in “The Investment Advisor” section as requested.

4.	Comment: In the “Principal Investment Strategies” section of the prospectus, consider listing the various asset classes in a bullet point list.

Response:  At your suggestion, we have reformatted the “Principal Investment Strategies” section to include bullet points.

5.	Comment: Provide examples of the types of “alternative asset classes” in which Global Allocation may invest as part of its principal investment strategy.

Mr. Howie Hallock
January 27, 2012

Response:  We have revised the prospectus disclosure to include “currencies and volatility” as examples of alternative asset classes in which the fund may invest.

6.
Comment:  The Staff confirms its previously stated position that a fund using the term “Global” in its name should include disclosure indicating that at least 40% of the fund’s assets will be invested in foreign investments and that the fund’s assets will be allocated among at least three different countries.

Response:  In light of the Staff’s position regarding use of the term “Global” in the fund’s name, we have continued to include the requested disclosure regarding the fund’s foreign investments.

7.
Comment:  The “Fundamental Investment Policies” section of the statement of additional information indicates that Global Allocation may invest in commodities to the maximum extent permitted under the Investment Company Act.  Is it possible to flesh out the types of commodities in which the fund intends to invest?

Response:  Although the fund does not currently intend to invest directly in physical commodities, we wish to preserve maximum flexibility to do so in the future.

As disclosed in the prospectus under the headings “Principal Investment Strategies” and “What are the fund’s principal investment strategies?” the fund currently intends to invest a portion of its assets in commodities-related investments such as securities of companies engaged in commodity-related businesses, as well as investments providing exposure to underlying commodities.  To achieve exposure to underlying commodities (such as oil, metals and agricultural products), the fund may invest in exchange-traded funds or other pooled investment funds of underlying commodities, commodity indices or resource indices.  This disclosure regarding the fund’s commodity-related investments has also been added to the “Fund Investment Guidelines” section of the statement of additional information.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Mr. Howie Hallock
January 27, 2012

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary